

HAWKEYE
GOLD CORPORATION



02015473

January 4, 2002



RE: **Hawkeye Gold International Inc. (the "Company)**
– Second Quarter Report ended November 30, 2001 -

Please find enclosed two copies of the Company's Second Quarter Report for the period September 1, 2001 to November 30, 2001 that includes our Unaudited – prepared by Management - Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Schedule B (Supplementary Information), Schedule C (Management Discussion and Analysis) and copies of news releases, if disseminated, during the quarter under review.

These reports are required to be filed with your office pursuant to our U.S. listing.

If you have any questions feel free to contact myself.

Sincerely,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO



January 25, 2002

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 97

NEWS RELEASE

RE: Non-brokered private placement

An Insider of the Company has sold 1,000,000 shares in the capital of the Company through the facilities of the Canadian Venture Exchange at a price of $0.18 per share. The Insider will reinvest these funds into HAWKEYE GOLD INTERNATIONAL INC. through a private placement as disclosed in a news release dated January 23, 2002.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO



NEWS RELEASE

RE: Non-brokered private placement

Hawkeye Gold International Ltd. is pleased to announce that it has agreed to a non-brokered private placement to an insider of 1,136,364 units at the price of $0.11 per unit. Each unit will consist of one common share and one warrant exercisable to purchase one additional common share for $0.15 for a period of two years following closing. A four month hold period will apply to the shares comprised in the units and any shares issued on exercise of the warrants. No finder's fee or commission will be paid in connection with the private placement.

The Company intends to utilize the funds for general working capital purposes.

The private placement is subject to regulatory acceptance.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO



HAWKEYE
GOLD CORPORATION

January 23, 2002

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 95

NEWS RELEASE

RE: Ex-DIA MET Director joins HAWKEYE Team

The Company is pleased to announce that Dr. George W. Poling has agreed to join its management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Dr. Poling has been granted stock options to purchase up to 100,000 shares in the capital of the Company at a price of $0.10 per share exercisable until January 18, 2007. The granting of these options is subject to regulatory approval.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

Toll Free:	1-800-665-3624
Vancouver:	(604) 878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO



January 18, 2002

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 94

NEWS RELEASE

RE: Granting of Stock Options

The Company has granted director, employee and consultant options to purchase up to 214,291 shares in the capital of the Company at a price of $0.10 per share exercisable until January 18, 2007.

The granting of these options is subject to regulatory approval.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

Toll Free:	1-800-665-3624
Vancouver:	(604) 878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO



HAWKEYE

GOLD CORPORATION

Canada's Diamond Company ™

(Unaudited – Prepared by Management)
Consolidated Financial Statements and Notes
For the Second Quarter Ended November 30, 2001 and
Schedule B (Supplementary Information) and
Schedule C (Management Discussion and Analysis)



HAWKEYE
GOLD CORPORATION

January 29, 2001

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
P.O. Box 10142, Pacific Centre
Vancouver, B.C., Canada
V7Y 1L2

Attention: **British Columbia Securities Commission**

To whom it may concern:

RE: **Quarterly Report for HAWKEYE GOLD INTERNATIONAL INC. (the "Company")**
- 2nd Quarter Report ended November 30, 2001 -

We confirm that the Company Quarterly Report for November 30, 2001 has been mailed to our shareholders of record recorded on the Company supplemental mailing list.

The mailing included the following:

A] *BC FORM 51-901F;*

B] *Consolidated Financial Statements as at November 30, 2001 (Unaudited – Prepared by Management);*

C] *Notes to Consolidated Financial Statements (Unaudited – Prepared by Management);*

D] *Schedule B (Supplementary Information); and*

C] *Schedule C (Management Discussion and Analysis).*

If you have any questions feel free to contact the undersigned.

Thank-you.

Yours Truly,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO

BCSC

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:
- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items:

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
HAWKEYE GOLD INTERNATIONAL INC.	2001 / 11 / 30	2002 / 01 / 28

ISSUER ADDRESS
SUITE 702 - 990 BEACH AVENUE

CITY VANCOUVER PROVINCE BRITISH COLUMBIA CANADA	POSTAL CODE V6Z 2N9	ISSUER FAX NO. (604) 688-3402	ISSUER TELEPHONE NO. (604) 878-1339
CONTACT NAME GREG NEELD		CONTACT POSITION PRESIDENT	CONTACT TELEPHONE NO. (604) 878-1339
CONTACT EMAIL ADDRESS greg@hawkeyegold.com		WEB SITE ADDRESS www.hawkeyegold.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME GREG NEELD	DATE SIGNED YY / MM / DD 2002 / 01 / 28
DIRECTOR'S SIGNATURE	PRINT FULL NAME MAUREEN KEREMIDSCHIEFF	DATE SIGNED YY / MM / DD 2002 / 01 / 28

FIN 51-901F (Reverse) Rev. 2000 / 12 / 19



BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Quarter Ended: November 30, 2001
Date of the Report: January 28, 2002

Name of Issuer: HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address: Suite 702 - 990 Beach Avenue
                                          Vancouver, BC, Canada V6Z 2N9

Issuer Phone Number: (604) 878-1339
Issuer Fax Number: (604) 688-3402
Issuer Email Address: haw@hawkeyegold.com
Issuer Website Address: www.hawkeyegold.com

Contact Person: Greg Neeld
Contact Position: President & CEO
Contact Phone Number: (604) 878-1339
Contact Email Address: greg@hawkeyegold.com

CERTIFICATE

The one attached **"Schedule "A" - Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: "Greg Neeld"   **Date Signed:** January 28, 2002

Directors Name: "Maureen Keremidschieff"   **Date Signed:** January 28, 2002

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Financial Statements

November 30, 2001

(Unaudited – Prepared by Management)

Index

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Balance Sheet
November 30, 2001 and May 31, 2001
(Unaudited - Prepared by Management)

	November 30, 2001	May 31, 2001
ASSETS		
Current		
Accounts receivable	$ 6,630	$ 2,189
Prepaid expenses and deposits	3,184	3,184
	9,814	5,373
Capital assets (note 4)	6,892	6,892
Mineral property interests (note 5)	600,300	556,195
	$ 617,006	$ 568,460
LIABILITIES		
Current		
Bank indebtedness	$ 10,445	$ 14,462
Accounts payable and accrued liabilities	244,344	243,118
	254,789	257,580
SHARE CAPITAL AND DEFICIT		
Share capital (note 6)	5,172,692	4,994,691
Deficit	(4,810,475)	(4,683,811)
	362,217	310,880
	$ 617,006	$ 568,460

Future operations (note 2)

Subsequent events (note 10)

Approved by the Directors

Greg Neeld

Maureen Keremidschieff

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended November 30,		Six months ended November 30,	
	2001	2000	2001	2000
Expenses				
Advertising	$ 380	$ 26	$ 380	$ 1,282
Automobile	2,074	1,125	3,135	2,619
Bank charges and interest	1,217	1,756	3,206	4,579
Commissions	-	-	300	-
Consulting	-	7,250	-	7,250
Donations	-	-	1,870	-
Entertainment and promotion	1,650	656	3,798	656
Equipment rental (recovery)	785	125	785	(697)
Filing fees	1,489	1,695	4,643	3,645
Insurance	746	-	2,088	933
Office and miscellaneous	5,684	3,397	8,759	5,753
Professional fees	18,706	2,536	20,858	12,068
Public relations	50	-	2,430	457
Rent	4,350	4,200	8,740	8,816
Telecommunications	3,745	4,247	8,157	10,253
Transfer agent	3,786	3,376	4,926	3,608
Travel and convention	296	(385)	1,126	419
Wages and benefits	25,010	18,400	51,463	40,375
	69,968	48,404	126,664	102,016
Loss for the period	(69,968)	(48,404)	(126,664)	(102,016)
Deficit, beginning of period	(4,740,507)	(4,116,799)	(4,683,811)	(4,063,187)
Deficit, end of period	$ (4,810,475)	$ (4,165,203)	$ (4,810,475)	$ (4,165,203)
(Loss) earnings per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	7,352,052	3,580,525	6,739,408	3,565,190

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended November 30,		Six months ended November 30,	
	2001	2000	2001	2000
Cash flows (used in) operating activities				
Loss for the period	$ (69,968)	$ (48,404)	$ (126,664)	$ (102,016)
Changes in non-cash working capital				
Decrease (increase) in accounts receivable	(78)	4,896	(4,441)	(1,249)
Increase (decrease) in accounts payable				
and accrued liabilities	8,628	35,699	1,226	4,988
	(61,418)	(7,809)	(129,879)	(98,277)
Cash flows from (used for) investing activities				
Purchase of capital assets	-	-	-	(1,384)
Deferred exploration expenditures incurred	-	-	(44,105)	(60,390)
	-	-	(44,105)	(61,774)
Cash flows from (used in) financing activities				
Proceeds of share issuances	32,500	-	178,001	10,002
Proceeds of share subscriptions	-	-	-	125,000
	32,500	-	178,001	135,002
(Decrease) increase in cash	(28,918)	(7,809)	4,017	(25,049)
Cash (deficiency), beginning of period	18,473	(32,800)	(14,462)	(15,560)
Cash position (deficiency), end of period	$ (10,445)	$ (40,609)	$ (10,445)	$ (40,609)

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Schedule of Deferred Resource Property Expenditures
Period Ended November 30, 2001
(Unaudited - Prepared by Management)

	CEO	REBA	TRI	YANKEE	TOTALS
Balances, Beginning of Period *					
Acquisition costs	$ 62,500	$ -	$ -	$ 22,000	$ 84,500
Exploration expenditures	199,053	-	-	272,642	471,695
	261,553		-	294,642	556,195
Incurred During the Period					
Acquisition costs	-	-	-	-	-
Accommodation	-	-	-	-	-
Airborne, geophysical survey	-	-	-	-	-
Air transport	-	-	-	16,025	16,025
Assays	-	-	-	-	-
Camp costs	-	-	-	-	-
Claim fees	-	-	-	-	-
Communications	-	-	-	-	-
Consulting	-	-	-	4,471	4,471
Contractors	-	-	-	8,426	8,426
Courier	-	-	-	34	34
Data acquisition	-	-	-	68	68
Drafting	-	-	-	1,712	1,712
Drilling	-	-	-	607	607
Equipment rental	-	-	-	-	-
Expediting	-	-	-	-	-
Filing fees	-	-	-	1,958	1,958
Food	-	-	-	-	-
Fuel costs	-	-	-	-	-
Geological mapping, prospecting	-	-	-	-	-
Grid establishment	-	-	-	-	-
Land use fees	-	-	-	-	-
LandSat imagery costs	-	-	-	-	-
Management fees	-	-	-	6,251	6,251
Map and report costs	-	-	-	936	936
Mobilization / demobilization	-	-	-	-	-
Office and rent	-	-	-	-	-
Other expenses	-	-	-	-	-
Salaries and benefits	-	-	-	2,822	2,822
Supplies	-	-	-	525	525
Travel	-	-	-	270	270
Vehicle	-	-	-	-	-
Exploration expenditures	-	-	-	44,105	44,105
Current expenditures	-	-	-	44,105	44,105
Costs Written-Off During the Period:					
Acquisition costs	-	-	-	-	-
Exploration expenditures	-	-	-	-	-
	-	-	-	-	-
Balances, End of Period					
Acquisition costs	62,500	-	-	22,000	84,500
Exploration expenditures	199,053	-	-	316,747	515,800
	$ 261,553	$ -	$ -	$ 338,747	$ 600,300

* See Schedule 2

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2001
(Unaudited - Prepared by Management)

	CEO	REBA	TRI	YANKEE	TOTALS
Acquisition costs	$ 62,500 $	- $	- $	22,000 $	84,500
Accommodation	-	-	-	680	680
Airborne, geophysical survey	69,506	-	-	34,859	104,365
Air transport	-	-	-	48,234	48,234
Assays	525	-	-	30,919	31,444
Camp costs	-	-	-	15,971	15,971
Claim fees	-	-	-	130	130
Communications	-	-	-	1,724	1,724
Consulting	5,831	-	-	12,175	18,006
Contractors	-	-	-	17,590	17,590
Courier	-	-	-	6,677	6,677
Data acquisition	-	-	-	54	54
Drafting	-	-	-	8,066	8,066
Equipment rental	-	-	-	509	509
Expediting	-	-	-	236	236
Food	-	-	-	1,380	1,380
Fuel costs	-	-	-	3,900	3,900
Geological mapping, prospecting	118,014	-	-	48,732	166,746
Grid establishment	-	-	-	-	-
Land use fees	253	-	-	-	253
LandSat imagery costs	-	-	-	-	-
Management fees	-	-	-	20,073	20,073
Map and report costs	3,485	-	-	5,361	8,846
Mobilization / demobilization	-	-	-	1,666	1,666
Office and rent	233	-	-	-	233
Other expenses	-	-	-	1,003	1,003
Salaries and benefits	-	-	-	4,534	4,534
Supplies	-	-	-	2,364	2,364
Travel	1,206	-	-	5,690	6,896
Vehicle	-	-	-	115	115
Exploration expenditures	199,053	-	-	272,642	471,695
Totals	$ 261,553 $	- $	- $	294,642 $	556,195

HAWKEYE GOLD INTERNATIONAL INC.

Notes to Consolidated Financial Statements
November 30, 2001
(Unaudited – Prepared by Management)

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2001.

2. Future Operations

The Company has experienced a loss of $126,664 for the six month period ended November 30, 2001 (2000 - $102,016), and, as at November 30, 2001 has a deficit of $4,810,475 (May 31, 2001 - $4,683,811) and a working capital deficiency of $244,975 (May 31, 2001 - $252,207). The future operations of the Company are dependant upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued exploration activities.

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Capital Assets

Capital assets are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

HAWKEYE GOLD INTERNATIONAL INC.

3.   **Significant Accounting Policies** (cont'd)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

e)   Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*.   Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

In the year 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes.   Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The adoption of Section 3465 did not impact amounts reported in the prior period.

HAWKEYE GOLD INTERNATIONAL INC.

3. **Significant Accounting Policies** (cont'd)

    f) Stock-based Compensation

    No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

4. **Capital Assets**

	Cost	Accumulated Amortization	Net Book Value November 30, 2001	May 31, 2001
Computer equipment	$ 19,027	$ 13,650	$ 5,377	$ 5,377
Office equipment	3,082	1,567	1,515	1,575
	$ 22,109	$ 15,217	$ 6,892	$ 6,892

5. **Mineral Property Interests** (see Schedules 1 and 2)

	Acquisition Costs	Deferred Exploration Expenditures	Total November 30, 2001	Total May 31, 2001
TRI claims	$ -	$ -	$ -	$ -
REBA claims	-	-	-	-
CEO claims	62,500	199,053	261,553	261,553
Yankee claims	22,000	316,747	338,747	294,642
	$ 84,500	$ 515,800	$ 600,300	$ 556,195

a) TRI Claims

The Company entered into an agreement dated March 11, 1996 with regard to the TRI 1, TRI 2 and TRI 3 claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the claims subject to a 2.5% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $1.40 and further payments of $55,000 over a three year period ($55,000 paid, of which $20,000 was paid as part of shares for debt settlement), as well as work commitments of $300,000 over a four year period. In addition, 37,500 post-consolidation shares were to be issued in the future upon acceptance by the Canadian Venture Exchange ("CDNX") of progress exploration reports.

5.   **Mineral Property Interests** (cont'd)

   a)   TRI Claims (cont'd)

   On June 11, 1999 this agreement was amended to provide that $150,000 of the work commitments be performed by November 30, 2001, and the remaining $150,000 in work commitments be performed by November 30, 2003. During the three-month period ended August 31, 2001, the Company announced it had allowed its rights to the TRI claims to lapse. Deferred exploration expenditures totaling $237,784 were therefore written off in the year ended May 31, 2001.

   b)   REBA Claims

   The Company entered into an agreement dated March 11, 1996 with regard to the REBA 1, REBA 2 and REBA 3 claims (the "Claims") in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) at a deemed price of $1.40 as well as work commitments of $75,000 over a two and a half year period ended November 30, 1999. In addition, 37,500 shares were to be issued in the future upon acceptance by the CDNX of progress exploration reports.

   As at May 31, 2001, the Company had incurred $161,487 in deferred property expenditures, representing $95,000 in acquisition costs and $66,487 in deferred exploration expenditures. The Company had been seeking an extension to the contract with the vendor of the Claims in order to satisfy the spending requirement of $75,000 (excluding acquisition costs). The vendor was not interested in negotiating an extension granting time to complete the balance of the minimum work program commitments of $8,513. Deferred exploration expenditures totaling $161,487 were therefore written-off in the year ended May 31, 2001.

   c)   CEO Claims

   The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $0.25, as well as work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to CDNX approval of an engineering report recommending a further phase of exploration on the Claims. In addition, 12,500 shares will be issued upon CDNX acceptance of a future geological report recommending a further phase of exploration on the Claims.

   The Company did not incur any resource property expenditures on the CEO claims during the six month period ended November 30, 2001.

5. **Mineral Property Interests** (cont'd)

    d)   YANKEE Claims

On June 14, 1999, the Company was granted an option by Major General Resources Ltd. ("Major General") to acquire up to a 50% interest in certain claims identified as the "YANKEE Property" (approximately 90,000 acres) which is situated adjacent to the new diamond discovery on Victoria Island, Nunavut, Canada. The YANKEE Property forms part of the 1.3 million-acre "Homerun Project" – Victoria Island Diamond Area Play, which covers the favourable structures in this emerging diamond field.

During the three month period ended August 31, 2001, the Company earned its right to a 33-1/3% interest in the YANKEE Property by paying staking costs of $54,159 (fully paid by August 3, 2000), issuing 50,000 shares (1st tranch) upon CDNX acceptance of the option agreement (issued), issuing 50,000 shares (2nd tranch) upon completion of the Property's phase one exploration program and the filing with and acceptance by the CDNX of an engineering report recommending a further phase of exploration and incurring exploration expenses of approximately $2.00 per acre on or before September 30, 2000 (completed). Pursuant to an extension to this agreement to August 1, 2001 granted by Major General on the YANKEE option, an additional 50,000 shares (3rd tranch) were issued by the Company, for a total of 100,000 shares (consists of 2nd and 3rd tranches) (see note 6 (b) (ii)), during the three month period ended August 31, 2001. In addition, the Company has the right to increase its interest in these claims to 50% and become the operator by issuing another 50,000 shares (4th tranch), which would be issued subsequent to CDNX approval of a geological report recommending a further phase of exploration, and incurring additional exploration expenses of approximately $2.00 per acre during each of the two ensuing years.

In conjunction with the Major General option, the Company paid a finder's fee of $9,500 by issuing 38,000 shares at a deemed price of $0.25 per share. Also, as part of this agreement, the Company will be required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services. During the three month period ended August 31, 2001, expenses of $6,251 were incurred and paid pursuant to the agreement.

During the three month period ended August 31, 2001, the Company incurred $44,105 in exploration expenditures (including management fees). As at February 26, 2001, the Company had made payments of $155,000 towards the above-mentioned exploration on the YANKEE Property. During the three month period ended August 31, 2001, an additional $45,000 was paid, for a total of $200,000.

The Company did not incur any resource property expenditures on the YANKEE Property during the three month period ended November 30, 2001.

HAWKEYE GOLD INTERNATIONAL INC.

Notes to Consolidated Financial Statements
November 30, 2001
(Unaudited – Prepared by Management)

6. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2000	3,499,275	$4,653,028
Issued during the year		
Employee options exercised	75,000	15,000
Finder's fee	59,524	-
Private placement	1,864,885	215,500
Less: share issue costs	-	(13,837)
Share subscriptions received	-	125,000
Balance, May 31, 2001	5,498,684	4,994,691
Issued during the period		
Private placement	1,276,924	178,001
Pursuant to a property acquisition agreement	100,000	-
Share subscriptions issued	595,238	-
Balance, November 30, 2001	7,470,846	$ 5,172,692

During the six month period ended November 30, 2001, the following shares were issued:

(i) 595,238 shares in connection with a share subscription agreement entered into on July 4, 2000 (see note 6 (f)).

(ii) 100,000 shares in connection with the acquisition of a $33\frac{1}{3}\%$ interest in the Yankee property on July 16, 2001 (see note 5 (d)).

(iii) 292,308 shares at $0.13 per share in connection with a private placement on July 20, 2001.

(iv) 276,924 shares at $0.13 per share in connection with a private placement on August 17, 2001.

(v) 266,667 shares at $0.15 per share in connection with a private placement on August 20, 2001.

(vi) 333,333 shares at $0.15 per share in connection with a private placement on September 5, 2001.

(vii) 107,692 shares at $0.13 per share in connection with a private placement on November 28, 2001.

HAWKEYE GOLD INTERNATIONAL INC.

6. **Share Capital (cont'd)**

c) Stock options issued and outstanding as at November 30, 2001 are as follows:

Number of Shares	Price per Share	Expiry Date
201,250	$0.20	November 19, 2004
266,543	$0.15	March 2, 2006
65,000	$0.15	May 10, 2006

d) Share purchase warrants outstanding as at November 30, 2001 are as follows:

Number of Shares	Price per Share	Expiry Date
31,250	$0.55	March 3, 2002
595,238	$0.27	July 4, 2002
454,545	$0.15	January 11, 2003
409,090	$0.15	January 12, 2003
833,333	$0.16	February 12, 2003
136,667	$0.19	April 11, 2003
23,077	$0.17	July 18, 2003
269,231	$0.17	July 18, 2003
333,333	$0.21	July 19, 2003
266,667	$0.21	July 20, 2003
107,692	$0.18	August 17, 2003
276,924	$0.18	August 17, 2003

No share purchase warrants expired during the six month period ended November 30, 2001.

e) As at November 30, 2001, there were 93,750 shares held in escrow. The release of these shares is subject to regulatory approval.

f) On July 4, 2000, the Company entered into an agreement to complete a special warrant private placement consisting of 595,238 units with net proceeds of $125,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one common share at $0.27 per share during the first two years following closing. The units were issued during the three-month period ended August 31, 2001.

HAWKEYE GOLD INTERNATIONAL INC.

7. **Income Taxes**

The components of the future income tax assets are as follows:

	November 30, 2001		May 31, 2001
Future income tax assets:			
Non-capital loss carry-forwards	$ 1,450,318	$	1,450,318
Unused cumulative Canadian exploration			
and development expenses	566,771		566,771
	2,017,089		2,017,089
Less: Valuation allowance	(2,017,089)		(2,017,089)
	$ -	$	-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2002 through 2008. The exploration and development expenses can be carried-forward indefinitely.

8. **Related Party Transactions**

During the six month period ended November 30, 2001, $30,000 (2000 - $30,000) was paid to a shareholder and president of the Company as remuneration. As at November 30, 2001, there is a balance of $nil (May 31, 2001 - $244) due to a director included in accounts payable. In addition, other directors received a total of $3,313 (2000 - $1,500) from the Company as remuneration.

9. **Financial Instruments**

The Company's financial instruments consist of bank indebtedness, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10. Subsequent Events

The following events occurred subsequent to period end:

(a) The Company granted director, employee and consultant options to purchase up to 214,291 shares in the capital of the Company at a price of 10 cents per share exercisable until January 18, 2007.

(b) The Company arranged a non-brokered private placement to an insider of 1,136,364 units at the price of 11 cents per unit. Each unit will consist of one common share and one warrant exercisable to purchase one additional common share for 15 cents for a period of two years following closing. A four-month hold period will apply to the shares contained in the units and any shares issued on exercise of the warrants. No finder's fee or commission will be paid in connection with the private placement.

The Company intends to use the funds for general working capital purposes.

The private placement is subject to regulatory acceptance.

(c) An insider of the Company sold one million shares in the capital of the Company through the facilities of the Canadian Venture Exchange at a price of 18 cents per share. The insider will reinvest these funds into the Company through the private place placement as described in note 10 (b) above.

(d) Dr. George W. Poling has agreed to join the Company's management team to act as an adviser to the board of directors in the capacity of senior consulting engineer. Dr. Poling has been granted stock options to purchase up to 100,000 shares in the capital of the Company at a price of 10 cents per share exercisable until January 18, 2007.

The granting of these options is subject to regulatory approval.

11. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.



BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the Quarter Ended:	November 30, 2001
Date of the Report:	January 28, 2002

Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 702 - 990 Beach Avenue
	Vancouver, BC, Canada V6Z 2N9

Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com

Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name:	Greg Neeld	**Date Signed:**	January 28, 2002

Directors Name:	Maureen Keremidschieff	**Date Signed:**	January 28, 2002



HAWKEYE
GOLD CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTH PERIOD (2nd QUARTER) ENDED NOVEMBER 30, 2001

			3 Months Ended Nov 30, 2001	Year to Date Nov 30, 2001
1.	**ANALYSIS OF EXPENSES AND DEFERRED COSTS**			
	a)	General and administrative expenses:	$69,968	$126,664
	b)	Deferred Exploration and development expenses:	$Nil	$44,105
	c)	Write-down of Abandoned Properties:	$Nil	$Nil

Please refer to the financial statements attached hereto for details.

2. **RELATED PARTY TRANSACTIONS**

    a) $Nil included in accounts payable representing a balance owing to a director by the Company, as at November 30, 2001 (May 31, 2001 - $244).

    b) $33,313 representing salaries and benefits paid to directors during the second quarter ended November 30, 2001 (2000 - $31,500).

3. **DURING THE QUARTER UNDER REVIEW**

(a)   Summary of securities issued:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	01/09/05	Special Warrant	$0.15	N/A	333,333	$50,000
Common	01/11/28	Special Warrant	$0.13	N/A	107,692	$14,000
Warrants	01/09/05	Special Warrant	$0.21	N/A	333,333	n/a
Warrants	01/11/28	Special Warrant	$0.18	N/A	107,692	n/a
Total					882,050	$64,000

(b)   Summary of options granted:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
n/a	n/a	n/a	n/a	n/a	n/a
Total					nil

4.   AS AT THE END OF THE QUARTER UNDER REVIEW

(a)   Authorised capital: 100,000,000 shares.

(b)   Issued and Outstanding: 7,470,846.

(c)   Summary of options outstanding as at the end of the quarter under review:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.20	201,250	$40,250
March 2, 2001	March 2, 2006	$0.15	266,543	$39,981
May 10, 2001	May 10, 2006	$0.15	65,000	$9,750
Total			532,793	$89,981

Summary of warrants and convertible securities outstanding at the end of the quarter under review:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Mar 3, 2002	$0.55	31,250	$17,187
Private Placement Warrants	July 4, 2002	$0.27	595,238	$160,714
Private Placement Warrants	Jan 11, 2003	$0.15	454,545	$68,182
Private Placement Warrants	Jan 12, 2003	$0.15	409,090	$61,363
Private Placement Warrants	Feb 12, 2003	$0.16	833,333	$133,333
Private Placement Warrants	Apr 11, 2003	$0.19	136,667	$25,967
Private Placement Warrants	July 18, 2003	$0.17	23,077	$3,923
Private Placement Warrants	July 18, 2003	$0.17	269,231	$45,769
Private Placement Warrants	July 19, 2003	$0.21	333,333	$69,999
Private Placement Warrants	Jul 20, 2003	$0.21	266,667	$56,000
Private Placement Warrants	Aug 17, 2003	$0.18	276,924	$49,846
Private Placement Warrants	Aug 17, 2003	$0.18	107,692	$19,385
Total			3,737,047	$711,670

(d)   Total number of shares in escrow: 93,750

5.   DIRECTORS AND OFFICERS

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.), Mary-Lee Neeld.



HAWKEYE
GOLD CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTH PERIOD (2nd QUARTER) ENDED NOVEMBER 30, 2001

Canadian Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This management discussion addresses issues that affected HAWKEYE GOLD INTERNATIONAL INC. (the "Company" or "HAWKEYE") during its second quarter September 1, 2001 to November 30, 2001 (the "three month period" or "second quarter") and summarizes events subsequent to the end of the quarter under review to the date of this report, January 28, 2002 (collectively the "Period").

1.   DESCRIPTION OF BUSINESS

HAWKEYE GOLD INTERNATIONAL INC. is incorporated under the Laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada.   HAWKEYE is listed on the Canadian Venture Exchange trading under the symbol - HGO. Its principal business activities include the exploration for and the development of natural resource properties. We own options to purchase interests in one base and precious metal property known as the CEO claims and a highly prospective diamond project known as the YANKEE property. The CEO claims are located in the Northwest Territories, Canada and the YANKEE Diamond Property is located on Victoria Island, Nunuvat, Canada.

To date, the Company has not generated revenues from operations and as a result is considered to be in the development stage.

2.   DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A)   OPERATIONS

YANKEE PROPERTY
-"Homerun Project" - Victoria Island Diamond Play

HAWKEYE's YANKEE Property totals approximately 90,000 acres and is situated approximately 200 kilometres northwest of Cambridge Bay located on Victoria Island, Nunuvat, Canada. Pursuant to an agreement dated June 14, 1999 HAWKEYE was granted an option to earn a 33 1/3 % interest in the YANKEE Property by paying staking costs of $54,000 (paid), issuing 50,000 shares (1st tranche) upon CDNX acceptance of the option agreement (issued), issuing 50,000 shares (2nd tranche) upon completion of the Property's phase one exploration program and the filing with and acceptance by the CDNX of an engineering report recommending a further phase of exploration and incurring exploration expenses of approximately

$2.00 per acre on or before September 30, 2000. The Company has the right to increase its interest in these claims to 50% and become the operator by incurring exploration expenses of approximately $180,000 between October 1, 2000 and September 30, 2001 and October 1, 2001 and September 30, 2002 and issuing 50,000 shares (4th tranche) in the capital of the Company to its joint venture partner Major General Resources Ltd. (Major General) upon CDNX approval of an engineering report recommending a further phase of exploration.

During the year the Company had difficulties making payments to Major General for the work programs performed on the YANKEE property in September of 2000. Pursuant to an extension to the original agreement, Major General granted the Company an extension in time to August 1, 2001 in which to pay $200,000 for the work programs completed in September of 2000. In consideration for this extension the Company agreed to issue Major General an additional 50,000 shares (3rd tranche) in the capital of the Company for a total of 100,000 shares (2nd and 3rd tranche). The Company received CDNX acceptance for issuance of the second and third tranche on July 12, 2001. The Company made a payment for $155,000 on February 26, 2001 and earned a 33 1/3 % interest in the YANKEE Property by making a final payment of $45,000 and issuing 100,000 shares (2nd and 3rd tranche) to Major General on July 28, 2001.

During July 2001 a detailed work program of ground magnetic surveys was completed over three of eight kimberlitic targets discovered on the Company's YANKEE diamond property during its September 2000 work program. The three targets that had ground magnetic surveys completed over them are land based. The five remaining targets are located under small shallow lakes and the surveys were deferred due to dangerous ice conditions.

Results from the ground magnetic surveys completed over the three land based targets were consistent with previously completed airborne geophysical survey interpretations and with other proven kimberlite pipes in the area. One of the land based targets, PAR 14, is ovoid in shape measuring 400 metres by 600 metres and has an interpreted depth of 75-100 metres. Anomaly A-8 is about 75 metres in diameter with a target area of just over one acre. Anomaly A-1 shows some unclear magnetic patterns and further work is required before it is determined to be a kimberlitic anomaly.

As a result, the Company's geologists have recommended further work programs for the YANKEE property including: a) detailed ground magnetic surveys over the remaining five magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totaling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's program. Commencement of these work programs is expected to start in April of 2002 and will be contingent on the Company raising sufficient funds through equity issuances to finance these recommended programs.

During the first quarter ended August 31, 2001, a total of $44,105 in exploration expenditures (excluding acquisition costs) was incurred on the property in connection with the abovementioned ground magnetic survey compared to $155,027 incurred during the fourth quarter of fiscal 2001. As at August 31, 2001 and November 30, 2001 a total of $316,747 in exploration expenditures (excluding acquisition costs) had been incurred on the property in comparison to $ 117,615 as at August 31, 2000 and November 30, 2000.

The Company did not incur any resource property expenditures on the YANKEE Property during the three month period ended November 30, 2001, nor during the comparative period of the prior year.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada. By an

Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to CDNX approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12,500 shares upon CDNX acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the first and second quarters of fiscal 2002 and fiscal 2001, there were no exploration expenditures or acquisition costs incurred on the CEO claims. As at August 31, 2001 and November 30, 2001, as well as the comparative periods of August 31, 2000 and November 30, 2000, deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

(B)   FINANCIAL INFORMATION

During the quarter and current year under review the Company did not receive any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and therefore does not generate sales from production or incur any related cost of sales. For the three-month period from September 1, 2001 to November 30, 2001 the Company posted an operating and total loss of $69,968 or an operating and total loss of $0.01 per share compared to an operating and total loss of $48,404 or $0.01 per share for the corresponding period in fiscal 2001. In comparison, for the three-month period from June 1, 2001 to August 31, 2001 the Company posted an operating and total loss of $56,696 or an operating and total loss of $0.01 per share compared to an operating and total loss of $53,612 or $0.02 per share for the corresponding period in fiscal 2001. The TRI and REBA claims were both written off during the Company's 2001 fiscal year end, May 31, 2001. As previously stated, the Company incurred operating losses totaling $69,968 during its second quarter increasing its deficit from $4,740,507 at the beginning of the period to $4,810,475 at the end of the second quarter of fiscal 2002 in comparison to a deficit of $4,165,203 at the end of second quarter of fiscal 2001.

(C)   EXPENDITURES

During the Company's second quarter general and administrative expenditures totaled $69,968 in comparison to expenditures totaling $48,404 for the same period in fiscal 2001. These figures compare to $56,696 in administration expenses incurred during the first quarter of fiscal 2002 and $53,612 in the first quarter of the prior fiscal year. Year to date general and administrative expenses ended November 30, 2001 totaled $126,664 compared to $102,016 for the same period in fiscal 2001. Material expenditures (greater than 20% of total expenses) incurred during the quarter under review totaled $43,716, representing salaries and benefits paid as well as professional fees. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D)   ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

During the three month period ended November 30, 2001 and during the same period in the previous year the Company did not write off any deferred resource property expenditures. In comparison, during the previous three month period from June 1, 2001 to August 31, 2001 the Company did not write off any deferred resource property expenditures compared to nil for the same period in the previous year.

(E)   DEFERRED EXPLORATION EXPENDITURES

Deferred exploration and development expenditures totaled $0 during the second quarter of fiscal 2002

compared to $44,105 incurred by the Company during the first quarter of fiscal 2002. In comparison, $0 in exploration and development expenditures were incurred during the second quarter of fiscal 2001 and $60,390 during the first quarter of fiscal 2001. The Company wrote-off $0 in deferred expenditures relating to the abandonment of resource properties during the first and second quarters of fiscal 2002, compared to $0 in the same periods in fiscal 2001.

The $44,105 in deferred resource property expenditures (discussed above) incurred during the first quarter, June 1, 2001 to August 31, 2001, are directly related to exploration expenditures on the YANKEE Property. Material expenditures (greater than 20% of expenditures) incurred on the property during this period consisted of $16,025 for air transport, $8,426 contractors and $6,251 for management fees in connection with the detailed ground magnetic survey completed over three land based kimberlitic targets as discussed in detail in section 2 A – YANKEE Property – above. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the Financial Statements attached hereto for a detailed breakdown for all expenditures incurred on the YANKEE Property during the quarters under review.

(F)   TRANSACTIONS WITH RELATED PARTIES

During the six month period ended November 30, 2001, $30,000 (2000 - $30,000) was paid to a shareholder and president of the Company as remuneration. As at November 30, 2001, there is a balance of $NIL (May 31, 2001 - $244) due to a director included in accounts payable. In addition, other directors received a total of $3,313 (2000 - $1,500) from the Company as remuneration.

(G)   INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor Relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

(H)   TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were no transactions during the quarter under review that required regulatory approval.

(I)   MANAGEMENT CHANGES

During the quarter under review there were no management changes.

The following is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings twenty years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. K.Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Mr. Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Mr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Mr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over thirty (30) years including seven years as Senior Geologist for **Bow Valley Industries ltd** and fifteen years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Mr. Robert Neeld, V.P. Corporate Communications, Mr. Neeld has had a distinguished twenty-year career in sales and marketing in both the private and public sectors. He has been involved in successful ventures with his brother Greg in manufacturing and distribution, consumer electronics, commercialization of a family patented protective head device for hockey players and investment in the resource industry. Mr. Neeld directed the sales departments for the manufacturing and distribution and consumer electronics industries where he held National and International Sales Manager positions and was honored with numerous "Outstanding Sales" and "Salesman of the Year" awards. Mr. Neeld will draw upon his extensive experience in sales and marketing to lead the Company's Corporate Communications department, assist in raising capital as HAWKEYE moves through its different stages of development and implementing strategic marketing plans designed to maintain investor awareness of corporate developments on a timely and accurate basis.

3. SUBSEQUENT EVENTS

The following is a discussion of material events that affected your Company subsequent to its quarter under review ended November 30, 2001 and to the date of this report January 28, 2002.

(A) OPERATIONS

YANKEE Property

During the twelve month periods of October 1, 1999 to September 30, 2000 and October 1, 2000 to September 30, 2001, the Company had to incur a total of $360,000 ($180,000 per year ($2.00 per acre) in property expenditures to maintain its interest in 90,000 acres in the YANKEE Property. These expenses had to be incurred on the claims before their anniversary expiry dates varying between October 12 to 14, 2001. For

property assessment credit purposes with the Mining Recorders Office, $29,570 has been applied for work program expenditures in 2001 and $184,599 in 2000. These calculations are subject to verification and possible adjustment (increase/decrease) by the Mining Recorders Office. The Company is currently reviewing a proposal by our geologists to group certain claims with retained claims that would maximize credits for assessment allowing us to maintain 20 key claims totalling 49,363 acres. These claims would include the eight kimberlitic targets discovered on the YANKEE Property during the September 2000 work programs. In addition, the Company will have to post bond, pay filing fees and costs totalling approximately $19,000 to maintain the 49,363 acres.

We have other options available to us including posting additional bonds to increase the number of claims to 90,000 acres. The minimum bond would total $5,160 for one claim of 2,580 acres, plus fees. To recover these fees from the Mining Recorders Office, $15,480 would have to be spent on assessment work next year.

The Company has until March 3, 2002 to file a final report and post bond with the Mining Recorders office to protect the abovementioned 49,363 acres and/or increase the number of additional claims it would like to protect.

The Company will have the right to earn up to a 50% interest in the maintained claims by expending $2.00 per acre on or before September 30, 2002.

(B)   MANAGEMENT CHANGES

The Company is pleased to announce that Dr. George W. Poling agreed to join its management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Dr. Poling has been granted stock options to purchase up to 100,000 shares in the capital of the Company at a price of $0.10 per share exercisable until January 18, 2007. These options are included in the total number of options that the Company granted to directors and employees as disclosed in section (C) (i) below and are subject to regulatory approval.

(C)   TRANSACTIONS REQUIRING REGULATORY APPROVAL

(i)   On January 18, 2002, the Company granted director, employee and consultant options to purchase up to 214,291 shares in the capital of the Company at a price of $0.10 per share exercisable until January 18, 2007. The granting of these options is subject to regulatory approval.

(ii)   On January 23, 2002, the Company announced that it had agreed to a non-brokered private placement to an insider of 1,136,364 units at the price of $0.11 per unit. Each unit will consist of one common share and one warrant exercisable to purchase one additional common share for $0.15 for a period of two years following closing. A four month hold period will apply to the shares comprised in the units and any shares issued on exercise of the warrants. No finder's fee or commission will be paid in connection with the private placement. The Company intends to utilize the funds for general working

capital purposes. The private placement is subject to regulatory acceptance.

(D)   CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, January 28, 2002:

Issued and Outstanding:	7,470, 846	Common Shares	(7,470,846 at November 30, 2001)
Convertible Securities	3,737, 047	Share Purchase Warrants	(3,737,047 at November 30, 2001)
Options Outstanding:	532,793	Director/Employee Options (	532,793 at November 30, 2001)

Fully Diluted January 28, 2002: 11,740,686   (11,740,686 at November 30, 2001)

4.   LIQUIDITY AND SOLVENCY

The Company had a working capital deficiency of $244,975 as at November 30, 2001 in comparison to a working capital deficiency of $207,507 during its fiscal first quarter ended August 31, 2001. The Company will continue to fund its future operations, working capital requirements and work programs for its YANKEE Property through the issuance of equity to the investment community via private and public non-brokered and brokered financing opportunities.

During the second quarter, metal and capital markets for the mining sector in general remained depressed and unchanged as it had during the previous year. These market conditions had a negative effect on your share value and our ability to raise capital through the brokerage industry to finance the Company's projects. Subsequent to the quarter under review and to the date of this report, January 28, 2002, significant diamond discoveries by Ashton Mining and DeBeers in the North Slave Province of Nunuvat has revived broker and retail interest in diamond stocks. During the months of December 2001 and January 2002, significant financings had been completed by certain companies that are situated in the North Slave. During this period HAWKEYE also had expressions of interest from brokerages regarding financing opportunities. We are hopeful that negotiations can be concluded soon so that we can move forward to complete a public financing and commence the recommended work programs on our YANKEE Property in early 2002.

During the three month period ending November 30, 2001 approximately 523,425 shares traded in the capital of the Company on the Canadian Venture Exchange under its trading symbol, HGO. During this period the Company's shares traded as high as $0.20, as low as $0.10 and closed at $0.19 on November 30, 2001 and $0.18 (Cdn) as at the date of this report, January 28, 2002.

As discussed above, the Company is focused and directing its energies toward the exploration and development of its primary project, the YANKEE diamond property, which is located on Victoria Island, Nunavut, Canada. Contingent upon the Company's ability to raise sufficient capital to fund its next phase of exploration, work is expected to commence on the property in April of 2002 and would include: a) detailed ground magnetic surveys over the five magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totaling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's program.

If you have any questions feel free to contact us through any of the methods below:

Toll Free: 1-800-665-3624 (North America)
Vancouver   (604) 878-1339
Facsimile: (604) 688-3402
E-mail: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com.

We appreciate and thank our valued shareholders for their loyalty and patience since our last communication but would like to point out that significant strides have been made with regards to funding the Company's treasury, redirecting its focus from base and precious metals to diamonds, advancing work programs on the YANKEE Property and placing HAWKEYE on solid footing for future financings and increasing shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & C.E.O.

DATED: January 28, 2002

NOTES



HAWKEYE
GOLD CORPORATION

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO